Exhibit 99.1

voxeljet AG Receives a Notice of Noncompliance from the New York Stock Exchange

Friedberg, Germany, August 27, 2019 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that the Company received a notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) on August 23, 2019 stating that the Company is not in compliance with Section 802.01B of the NYSE’s Listed Company Manual due to the fact that the Company’s average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, its shareholders’ equity was less than $50 million. As set forth in the Notice, as of August 21, 2019, the 30 trading-day average global market capitalization of the Company was approximately $43.3 million and the Company’s last reported shareholders’ equity as of June 30, 2019 was $45.4 million.

The Company intends to take steps to remedy the deficiency in a timely manner  and, in accordance with NYSE listing requirements, to notify the NYSE within 30 business days of receipt of the Notice that it will submit a plan within 90 days of receipt of the Notice advising the NYSE of definitive action it has taken, or is taking, to bring it into conformity with Section 802.01B within 18 months of receipt of the Notice. The NYSE will review the Company’s plan and, within 45 days, make a determination as to whether the Company has made a reasonable demonstration of its ability to come into conformity with Section 802.01B within 18 months. If the Company’s plan is not submitted on a timely basis or is not accepted, the NYSE will initiate delisting proceedings. If the NYSE accepts the Company’s plan, the Company’s American Depositary Shares (“ADSs”) will continue to be listed and traded on the NYSE during the cure period, subject to the Company’s compliance with the plan and other continued listing standards.  The NYSE will review the Company on a semi-annual basis to confirm compliance with the plan.

The Notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE during the cure period under the trading symbol “VJET,” subject to continued compliance with  the other listing requirements of the NYSE. However, the trading symbol will have an added designation of “.BC” to indicate that the status of the ADSs is “below compliance” with the NYSE continued listing standards. The “.BC” indicator will be removed at such time as the Company regains compliance.

The Notice does not affect the Company’s business operations or its reporting obligations with the Securities and Exchange Commission, and it does not conflict with or cause an event of default under any of the Company’s material debt or other agreements.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the potential application of new technology and new materials and their impact on future business, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

CONTACT:

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172